Exhibit 99.1

POSCO HOLDINGS INC.

Separate Financial Statements

December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Opinion

We have audited the separate financial statements of POSCO HOLDINGS INC.(the “Company”), which comprise the separate statements of financial position as of December 31, 2022 and 2021, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2022 and 2021, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2022 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 9, 2023 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter

We draw attention to Note 1 and Note 40 to the separate financial statements, which describes the spin-off by the former POSCO, the controlling company on March 1, 2022. Upon completion of the spin-off, the surviving company was renamed as POSCO HOLDINGS INC., and a new subsidiary, POSCO, was established. Our opinion is not modified in respect of this matter.

Key Audit Matters

The key audit matter communicated below is a matter that, in our professional judgment, was of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2022. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Assessment of impairment on investments in subsidiaries, associates and joint ventures

As described in notes 3, 11 and 33 to the separate financial statements, the carrying amount of investments in subsidiaries, associates and joint ventures is ~~W~~45,187,627 million as of December 31, 2022. The Company recognized impairment loss on investments in subsidiaries, associates and joint ventures of ~~W~~263,263 million during the year ended December 31, 2022.

The Company identifies whether there is any indication for impairment at the end of each reporting period and performs impairment test over investments in subsidiaries, associates and joint ventures when impairment indicator exists. The Company measures the impairment loss as the difference between the recoverable amount and the carrying amount, if the carrying amount exceeds the recoverable amount. Recoverable amount is the greater of value-in-use and fair value less costs to sell. In estimating the value-in-use, management’s judgment is involved in determining the key assumptions such as estimated sales, discount rate and terminal growth rate each has a significant impact on the estimated value-in-use. Considering significant degree of management’s judgements required in estimating value-in-use and likelihood of existence of management bias, we identified assessment of impairment on investments in subsidiaries, associates and joint ventures as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Testing certain internal controls over the Company’s impairment assessment process of investments in subsidiaries, associates and joint ventures;

•	Assessing whether the impairment tests have been completely performed on investments of which indication of impairment exists;

•

Evaluating the key assumptions (including estimated sales) used to determine the value-in-use by comparison with the latest financial budgets approved by the Board of Directors, historical performance and industry reports;

•	Comparing the estimated sales prepared in prior year with the current year’s performance to assess the Company’s ability to accurately forecast;

•	Assessing the terminal growth rates by comparison with observable market information;

•

Performing sensitivity analysis on the discount rates and terminal growth rates applied to assess the impact of changes in these key assumptions on the results of management’s impairment assessments; and,

•

Engaging our valuation specialists to assist us in evaluating the discount rates used in the valuation by comparing it against discount rates that were independently developed using observable information.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Yang Ki Jung.

Seoul, Korea

March 9, 2023

This report is effective as of March 9, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC.

Separate Statements of Financial Position

As of December 31, 2022 and 2021

(in millions of Won)	Notes	December 31, 2022		December 31, 2021
Assets
Cash and cash equivalents	4,5,22	~~W~~	1,415,201	2,042,274
Trade accounts and notes receivable, net	6,22,37		128,991	6,017,508
Other receivables, net	7,22,37		40,288	545,341
Other short-term financial assets	8,22		2,515,375	9,605,522
Inventories	9,34		—	7,623,202
Assets held for sale	10		—	29,789
Current income tax assets	35		203,263	—
Other current assets	15		5,172	55,244

Total current assets			4,308,290	25,918,880

Long-term trade accounts and notes receivable, net	6,22		—	5,675
Other receivables, net	7,22		209,057	274,253
Other long-term financial assets	8,22		1,062,530	1,326,565
Investments in subsidiaries, associates and joint ventures	11,33		45,187,627	16,002,640
Investment property, net	12		220,699	144,140
Property, plant and equipment, net	13,33		145,006	19,772,299
Intangible assets, net	14		15,902	551,410
Defined benefit assets, net	20		—	212,531
Other non-current assets	15		8	34,366

Total non-current assets			46,840,829	38,323,879

Total assets		~~W~~	51,149,119	64,242,759

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Financial Position, Continued

As of December 31, 2022 and 2021

(in millions of Won)	Notes	December 31, 2022		December 31, 2021
Liabilities
Trade accounts and notes payable	22,37	~~W~~	—	2,453,068
Short-term borrowings and current installments of long-term borrowings	4,16,22,39		—	2,072,354
Other payables	17,22,37,39		64,597	1,267,459
Other short-term financial liabilities	18,22,39		5,815	13,755
Current income tax liabilities	35		—	1,832,078
Liabilities directly associated with the assets held for sale	10		—	185
Provisions	19		45,388	84,409
Other current liabilities	21		3,193	144,961

Total current liabilities			118,993	7,868,269

Long-term borrowings, excluding current installments	4,16,22,39		1,359,587	6,129,778
Other payables	17,22,39		—	399,144
Other long-term financial liabilities	18,22,39		3,668	21,991
Defined benefit liabilities, net	20		3,761	—
Deferred tax liabilities	35		2,480,379	747,653
Long-term provisions	19		10,868	36,755
Other non-current liabilities	21		—	3,744

Total non-current liabilities			3,858,263	7,339,065

Total liabilities			3,977,256	15,207,334

Equity
Share capital	23		482,403	482,403
Capital surplus	23,27		1,360,894	1,339,289
Hybrid bonds	24		—	199,384
Reserves	25		(188,801)	(211,849)
Treasury shares	26		(1,892,308)	(2,508,294)
Retained earnings	28		47,409,675	49,734,492

Total equity			47,171,863	49,035,425

Total liabilities and equity		~~W~~	51,149,119	64,242,759

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Comprehensive Income

As of December 31, 2022 and 2021

(in millions of Won, except per share informations)	Notes	2022		2021
Operating revenue	29,37
Revenue		~~W~~	8,589,819	39,920,201
Operating expenses	9,34,37
Cost of sales	31,34		(6,463,246)	(32,136,439)
Impairment loss on trade accounts and notes receivable			—	(10)
Other administrative expenses	27,30		(414,086)	(911,841)
Selling expenses	30		(37,594)	(222,311)

			(6,914,926)	(33,270,601)

Operating profit			1,674,893	6,649,600
Finance income and costs	22,32
Finance income			392,984	1,694,175
Finance costs			(434,963)	(925,649)

Other non-operating income and expenses
Impairment loss on other receivables			(128)	(363)
Other non-operating income	33		33,699	227,008
Other non-operating expenses	33,34		(347,002)	(661,071)

Profit before income tax			1,319,483	6,983,700
Income tax expense	35		(1,787,336)	(1,802,473)

Profit (loss)			(467,853)	5,181,227
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	20		(75,271)	32,426
Net changes in fair value of equity investments at fair value through other comprehensive income	8,22,25		(37,054)	83,110
Total comprehensive income (loss)		~~W~~	(580,178)	5,296,763

Earnings (loss) per share (in Won)	36
Basic earnings (loss) per share (in Won)			(6,185)	68,360
Diluted earnings (loss) per share (in Won)		~~W~~	(6,649)	66,651

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2021	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	45,114,704
Comprehensive income:
Profit		—	—	—	—	—	5,181,227	5,181,227
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	32,426	32,426
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	84,777	—	(1,667)	83,110
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,564)	(342,564)
Interim dividends		—	—	—	—	—	(907,507)	(907,507)
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)

Balance as of December 31, 2021	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	49,035,425

Balance as of January 1, 2022	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	49,035,425
Comprehensive income:
Loss		—	—	—	—	—	(467,853)	(467,853)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(75,271)	(75,271)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	23,048	—	(60,102)	(37,054)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)
Interim dividends		—	—	—	—	—	(758,491)	(758,491)
Interest of hybrid bonds		—	—	—	—	—	(1,486)	(1,486)
Disposal of treasury shares		—	9,491	—	—	48,512	—	58,003
Retirement of treasury shares		—	—	—	—	567,474	(583,486)	(16,012)
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)
Share-based payment		—	12,114	—	—	—	—	12,114

Balance as of December 31, 2022	~~W~~	482,403	1,360,894	—	(188,801)	(1,892,308)	47,409,675	47,171,863

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(in millions of Won)	Notes	2022		2021
Cash flows from operating activities
Profit (loss)		~~W~~	(467,853)	5,181,227
Adjustments for :
Expenses related to post-employment benefit			22,082	121,059
Depreciation			393,121	2,289,507
Amortization			17,180	107,465
Impairment loss on trade and other receivables			128	373
Finance income			(346,942)	(577,419)
Dividend income			(909,846)	(698,592)
Finance costs			369,038	514,904
Loss on valuation of inventories			1,722	4,854
Gain on disposal of property, plant and equipment			(5,464)	(30,359)
Loss on disposal of property, plant and equipment			20,211	111,955
Impairment loss on property, plant and equipment			3	228,171
Impairment loss on intangible assets			—	7,180
Gain on disposal of investments in subsidiaries, associates and joint ventures			(13,933)	(56,121)
Impairment loss on investments in subsidiaries, associates and joint ventures			263,263	208,732
Gain on disposal of assets held for sale			(2,706)	(48,018)
Loss on disposal of emission rights			—	5,843
Increase to provisions			55,196	42,655
Income tax expense			1,787,336	1,802,473
Employee benefits			61,603	—
Others			3,042	16,436
Changes in operating assets and liabilities	39		(808,142)	(4,980,364)
Interest received			44,615	144,368
Interest paid			(50,424)	(180,743)
Dividends received			891,019	716,640
Income taxes paid			(2,054,488)	(151,888)

Net cash provided by (used in) operating activities		~~W~~	(730,237)	4,780,338

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

(in millions of Won)	Notes	2022		2021
Cash flows from investing activities
Decrease in deposits		~~W~~	450,017	2,464,819
Proceeds from disposal of short-term financial instruments			28,806,313	35,801,788
Proceeds from disposal of long-term financial instruments			5	6
Collection of short-term loans			1,416	7,430
Proceeds from disposal of debt securities			151,100	150,070
Proceeds from disposal of long-term debt securities			—	1,739
Proceeds from disposal of equity securities			166,358	14,066
Proceeds from disposal of other securities			49,961	6,049
Proceeds from disposal of derivatives			—	1,482
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			804,754	3,896
Proceeds from disposal of intangible assets			—	727
Proceeds from disposal of assets held for sale			3,074	67,264
Proceeds from disposal of emission rights			—	5,503
Increase in deposits			(550,571)	(2,563,854)
Acquisition of short-term financial instruments			(25,457,214)	(35,426,439)
Acquisition of long-term financial instruments			—	(272,824)
Increase in long-term loans			(3,618)	(196,101)
Acquisition of debt securities			(50,000)	(150,033)
Acquisition of other securities			(104,197)	(44,867)
Acquisition of investments in subsidiaries, associates and joint ventures			(1,042,298)	(1,206,424)
Acquisition of property, plant and equipment			(359,532)	(1,968,289)
Payment for disposal of property, plant and equipment			(14,447)	(59,806)
Acquisition of intangible asstes			(10,195)	(49,478)
Cash outflow for spin-off			(1,910,211)	—

Net cash provided by (used in) investing activities		~~W~~	930,715	(3,413,276)

Cash flows from financing activities
Proceeds from borrowings			537,165	5,553,432
Increase in long-term financial liabilities			15,515	1,396
Receipt of government grants			—	431
Repayment of borrowings			(232,977)	(5,272,719)
Decrease in long-term financial liabilities			(279)	(1,318)
Repayment of lease liabilities			(7,493)	(46,756)
Payment for disposal of derivatives			(7,102)	(9,103)
Payment of cash dividends			(1,136,298)	(1,248,689)
Acquisition of treasury shares			—	(116,771)
Payment of interest of hybrid bonds			—	(9,200)

Net cash used in financing activities	39	~~W~~	(831,469)	(1,149,297)

Effect of exchange rate fluctuation on cash held			3,918	1,849
Net increase (decrease) in cash and cash equivalents			(627,073)	219,614
Cash and cash equivalents at beginning of the period	5		2,042,274	1,822,660

Cash and cash equivalents at end of the period	5	~~W~~	1,415,201	2,042,274

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

As of December 31, 2022 and 2021

1. Reporting Entity

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (The surviving company owns 100% of shares) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..

As of December 31, 2022, major shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	7,706,725	9.11
BlackRock Fund Advisors(*1)	4,390,734	5.19
The Government of Singapore	3,336,926	3.95
Nippon Steel Corporation	2,894,712	3.42
FMR LLC (Fidelity Management&Research)	2,783,481	3.29
Others	63,458,652	75.04

	84,571,230	100.00

(*1)	Includes shares held by subsidiaries and others.

As of December 31, 2022, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, Etc. in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issue by the Board of Directors on January 27, 2023, and are expected to be submitted for approval at the shareholders’ meeting to be held on March 17, 2023.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments measured at fair value

(b)	Financial instruments measured at fair value through profit or loss

(c)	Financial instruments measured at fair value through other comprehensive income

(d)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These separate financial statements are presented in Korean Won, which is the Company’s functional currency which is the currency of the primary economic environment in which the Company operates.

Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 11—Investments in subsidiaries, associates and joint ventures

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 11—Investments in subsidiaries, associates and joint ventures

•	Note 19—Provisions

•	Note 20—Employee benefits

•	Note 22—Financial Instruments

•	Note 35—Income taxes

•	Note 38—Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 – inputs for the assets or liability that are not based on observable market data.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 22 – Financial instruments

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2022 described below, the accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its financial statements as of and for the year ended December 31, 2021.

The Company has applied ‘Phase 2 Interest Rate Benchmark Reform’(K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments : Recognition and Measurement” , K-IFRS No. 1107 “Financial Instruments : Disclosures” , K-IFRS No. 1116 “Lease”) for the first time for the reporting period commenced January 1, 2021. The Company believes that the effect of the other standards and amendments applied for the initial time for the reporting period commenced January 1, 2022 is not significant.

In relation to ‘Phase 2 Interest Rate Benchmark Reform’, the amendments provide practical expedients to account for modification in Financial Instruments, lease and hedging relationship.

Information about the accounting policy is included in the following note:

•	Note 3 Non-derivative financial assets – (f) Interest Rate Benchmark Reform

The Company believes that the effect of the amendments to the financial statements is not significant.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Investments in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from a subsidiary, associate or joint venture are recognized in profit or loss when the right to receive the dividend is established.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

On initial recognition, a financial asset is classified as measured at amortized cost, debt instruments measured at fair value through other comprehensive income, equity instruments measured at fair value through other comprehensive income, or financial assets measured at fair value through profit or loss.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period following the change in the business model.

(a)	Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows, and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(b)	Debt instruments measured at fair value through other comprehensive income

A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is achieved by both collection contractual cash flows and selling financial assets and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income which is calculated using the effective interest method, gains and losses from foreign currency translation and impairment losses are recognized in profit or loss and other net profit or losses are recognized in other comprehensive income. At the time of elimination, other accumulated comprehensive income is reclassified to profit or loss.

(c)	Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

(d)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(e)	Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(f)	Interest rate benchmark reform

The Company reflects the changes in the basis for determining contractual cash flows of financial assets and financial liabilities as a result of interest rate benchmark reform by updating the effective interest rate.

A change in the basis for determining the contractual cash flows is required by the interest rate benchmark reform if the folloWing conditions are met:

(a) the change is necessary as a direct consequence of the reform; and

(b) the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updates the effective interest rate, and then applies the policies on accounting for modifications to the additional changes.

(g)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period, the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

The carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a) it is probable that future economic benefits associated with the item will flow to the Company and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

The estimated useful lives of property, plant and equipment are as follows:

Buildings	5-40 years
Structures	5-40 years
Machinery and equipment	15 years
Vehicles	4 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	4-20 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as an having an indefinite useful life and not amortized.

Intellectual property rights	5-7 years
Development expense	4 years
Port facilities usage rights	4-75 years
Other intangible assets	4 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for considerations.

1)	As a lessee

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset of to restore the underlying asset or the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as that of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the followings:

•	fixed payments

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company’s is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

The lease liability is measured at amortized cost using the effective interest method. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit of loss if the carrying amount of the right-of-use asset has been reduced to zero. The lease liability is remeasured when there is:

•	a revised in-substance fixed lease payment,

•	a change in future lease payments arising from a change in an index or rate,

•	a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or

•	a change in the Company’s assessment of whether it will exercise a purchase, extension or termination option

The Company presents right-of-use assets in the same line item as is presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor

At inception or the effective date of a modification that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. The classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

The Company leases out its investment properties. The Company classified these leases as operating leases.

Impairment for financial assets

The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component.

(a)	Judgments on credit risk

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating expected credit losses, the Company considers reasonable and supportable information that is relevant and available without undue cost or effect. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held). The Company considers a debt security to have low credit risk when its credit risk rating is equivalent to investment grade defined by reliable credit rating agencies.

(b)	Measurement of expected credit losses

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month expected credit losses are the portion of lifetime expected credit losses that result from default that are possible within the 12 months after the reporting date. The maximum period considered when estimating expected credit losses is the maximum contractual period over which the Company is exposed to credit risk.

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls such as the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

(c)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from contract assets, contract assets recognized in accordance with revenue from contracts with customers, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Management estimates the recoverable amount of individual assets. If it is not feasible to measure the recoverable amount of an individual asset, management then estimates the recoverable amount of a cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. To estimate the value in use, the Company applies a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU in question, without adjusting the estimated future cash flows. The estimated future cash flows are based on the expected cashflows to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level is used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives that is not designated as a hedging instrument are measured at fair value, and changes therein are recognized in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities measured at fair value through profit or loss or financial liabilities measured at amortized cost in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities measured at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(b)	Financial liabilities measured at amortized cost

Non-derivative financial liabilities other than financial liabilities measured at fair value through profit or loss are classified as financial liabilities measured at amortized cost. At the date of initial recognition, financial liabilities measured at amortized cost are measured at fair value after deducting transaction costs that are directly attributable to the acquisition. Financial liabilities measured at amortized cost are measured at amortized cost using the effective interest method subsequently to initial recognition.

(c)	Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

Provision for restoration related to contaminated area is recognized when the area meets the Company’s policy and legal standards of contamination.

A provision is used only for expenditures for which the provision was originally recognized.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as follows pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset. They are initially measured at cost and subsequently carried at cost less accumulated impairment losses.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

The Company derecognizes an emission right asset when the emission allowance become unusable, is disposed of or submitted to government and where future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation to submit emission rights to the government for the emission of greenhouse gas. It is recognized when there is a high possibility of outflows of resources in performing the obligation and the associated costs can be estimated reliably. The emission liability represents the estimated obligation for submission of emission rights to the government during the performance period. It is measured based on the expected quantity of emission during the performance period in excess of the available emission allowance, and the market unit price of such emission rights as of the end of the reporting period. The emission liability is derecognized when the emissions rights are submitted to the government.

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Revenue from contracts with customers

As the Company vertically spun off its steel business at the spin-off date on March 1, 2022, the Company’s main business has changed from manufacturing and sales of steel, rolled products, and plates to investment business that controls and manages through ownership of shares of subsidiaries etc., and rental business for real estate, etc.

Revenue is measured based on the consideration promised in the contract with the customer. The Company recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers in accordance with K-IFRS No. 1115.

(a)	Accounting policies applied from March 1, 2022

1)	Dividend income

Dividend income from subsidiaries and others is recognized as revenue when the Company’s right to receive the dividend is established.

2)	Rental income

Rental income from the Company’s real estate is recognized as revenue over the service offering period.

3)	Trademark usage income

Trademark usage income is recognized in accordance with the related arrangements over the term of use of trademark.

(b)	Accounting policies applied before March 1, 2022

1)	Steel products

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point in time revenue is recognized. Invoices are generally due within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount. Only when the price discount period has passed, only the amount of the cumulative revenue that has already been recognized, income recognized including income.

For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Incoterms for Interpretation of Trade Terms” in the respective contracts. The Company’s export contracts typically stipulate transfer of control to the customer at the shipment of the products. Invoices are usually issued on the date of bill of lading and revenues are recognized based on the terms of Letter of Credit (L / C), Acceptance Condition (D / A), Payment Condition (D / P), Telegraphic Transfer (T / T) and others.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

2)	Transportation services

Revenue for the transportation services performance included in the Company’s product sales contracts, is recognized over the period when the services are provided. Revenue is measured by reference to the degree to which the service has been completed so far. The billing date and payment terms for the service charge are the same as those for the sale of steel products.

Finance income and finance costs

The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Company’s right to receive payment is established. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or

•	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

The Company recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Company applies K-IFRS 1012 “Income Taxes”, if it is not applicable to the income taxes, the Company applies K-IFRS 1037 “Provisions Contingent Liabilities and Contingent Assets”.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

The Company offsets current tax assets and current tax liabilities if, and only if, the Company:

•	has a legally enforceable right to set off the recognized amounts, and

•	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(b)	Deferred tax

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

A deferred tax asset is recognized for the carryforward of unused tax losses tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the unused tax losses, tax credits and deductible temporary differences can be utilized. The future taxable profit depends on reversing taxable temporary differences. When there are insufficient taxable temporary differences, the probability of future taxable profit (including the reversal of temporary differences) should be considered.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s common shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted earnings per share is calculated by adjusting basic EPS and weighted average number of common shares, concerning the effect of all dilutive potential common shares.

Share-based payments

For share based payment transactions in which shares or stock options are granted to employees in exchange for goods or services received, if the fair value of the goods or services received cannot be measured reliably, The fair value of goods or services received is indirectly measured based on the fair value of equity instruments, and the amount is recognized as employee benefits (current expense) and equity during the vesting period. If the vesting condition of a stock option is other than service condition or market condition, the recognized employee benefits are adjusted to be determined based on the actual quantity of the stock option to be totally vested.

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. A transaction that is not a business combination may lead to the initial recognition of deferred tax asset and deferred tax liability, and at the time of the transaction, affect neither accounting profit nor tax profit. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2023. However, the International Accounting Standards Board has published an amendment that postpones the effective date of this amendment to fiscal years beginning on or after January 1, 2024, and the Korea Accounting Standards Board is also planning to revise the K-IFRS to reflect this. The Company expects that an exchangeable bond (~~W~~1,358,294 million as of December 31, 2022) will be reclassified from non-current liabilities to current liabilities upon the adoption of the amendments.

(c)	K-IFRS No. 1001 “Presentation of Financial Statements” - Disclosure of Accounting Policies

Material accounting policy information considering with other information included in financial statements is expected to influence the decisions of primary users of financial statements, and is required to be disclosed. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company is analyzing the effect of the amendments to the financial statements.

(d)	K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates

For accounting estimates defined as monetary amounts in the financial statements, a change in measurement methods or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(e)	K-IFRS No. 1001 “Presentation of Financial Statements” - Disclosure of gains and losses on valuation of financial liabilities with exercise price adjustment conditions

When all or part of a financial instrument subject to the condition in which the exercise price is adjusted according to changes of the issuer’s stock price, is classified as a financial liability, the carrying amount of the financial liability and related gains and losses are required to be disclosed. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

4. Financial Risk Management

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(a) Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the Board of Directors.

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Interest rate benchmark reform risk

A fundamental reform of major interest rate benchmark is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as “IBOR reform”). The publication of overnight and 1, 3, 6, and 12 months USD LIBOR will cease on June 30, 2023 and all other LIBOR publication has ceased on December 31, 2021.

As of the year ended December 31, 2022, no financial instrument is exposed to interest rate benchmark reform.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

②	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won. The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. The Company reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come.

③	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rate and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

④	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (after deducting cash and cash equivalents) and current financial instruments from borrowings. The Company applied the same capital risk management strategy that was applied in the previous period.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

Net borrowing-to-equity ratio as of December 31, 2022 and 2021 is as follows:

(in millions of Won)	2022		2021
Total borrowings	~~W~~	1,359,587	8,202,132
Less: Cash and cash equivalents		1,415,201	2,042,274

Net borrowings		(55,614)	6,159,858
Total equity	~~W~~	47,171,863	49,035,425
Net borrowings-to-equity ratio(*1)		0%	12.56%

(*1)	As of December 31, 2022, cash and cash equivalents exceeded the borrowing amount, so the net borrowings-to-equity ratio is disclosed as 0%.

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Demand deposits and checking accounts(*1)	~~W~~	56,664	372,915
Time deposits		1,070,000	713,015
Other cash equivalents		288,537	956,344

	~~W~~1,415,201		2,042,274

(*1)	As of December 31, 2022, ~~W~~990 million of cash and cash equivalents is restricted for use in relation to government assigned project.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Current
Trade accounts and notes receivable	~~W~~	128,991	6,031,878
Less: Allowance for doubtful accounts		—	(14,370)

	~~W~~	128,991	6,017,508

Non-current
Trade accounts and notes receivable	~~W~~	—	7,901
Less: Present value discount		—	(1,555)
Less: Allowance for doubtful accounts		—	(671)

	~~W~~	—	5,675

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. The carrying amounts of such secured borrowings are none as of December 31, 2022 and ~~W~~214,465 million as of December 31, 2021, which are presented in the statements of financial position as short-term borrowings.

7. Other Receivables

Other receivables as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Current
Other accounts receivable	~~W~~	38,676	506,040
Others		1,612	41,361
Less: Allowance for doubtful accounts		—	(2,060)

	~~W~~	40,288	545,341

Non-current
Loans	~~W~~	205,379	244,895
Long-term other accounts receivable		3,668	34,260
Others		10	4,185
Less: Allowance for doubtful accounts		—	(9,087)

	~~W~~	209,057	274,253

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

8. Other Financial Assets

(a) Other financial assets as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Current
Debt securities	~~W~~	—	154,750
Deposit instruments		—	1,436,915
Short-term financial instruments		2,515,375	8,013,857

	~~W~~	2,515,375	9,605,522

Non-current
Long-term derivative assets	~~W~~	—	170,471
Equity securities		885,942	1,084,574
Other securities		176,588	71,492
Deposit instruments		—	28

	~~W~~	1,062,530	1,326,565

(b)	Equity securities and available-for-sale securities (equity instruments) as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022							2021
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	342,963	(130,999)	342,963	303,814
KB Financial group Inc.	3,863,520	0.94		178,839	187,381	8,542	187,381	212,493
Woori Financial Group Inc.	20,280,000	2.79		244,447	234,234	(10,213)	234,234	257,556
CSN Mineracao S.A.	102,186,675	1.86		206,265	99,945	(106,320)	99,945	146,550
SAMWONSTEEL Co., Ltd. (*1)	—	—		—	—	—	—	18,041
DONGKUK INDUSTRIES COMPANY (*1)	—	—		—	—	—	—	9,260
Others (*1)				—	—	—	—	51,717

				1,103,513	864,523	(238,990)	864,523	999,431

Non-marketable equity securities
POSCO PLANTEC Co., Ltd.	18,337,912	10.99		19,437	19,437	—	19,437	19,437
Korea Nickel CO.LTD (*2)	—	—		—	—	—	—	10,194
Poongsan Special Metal Corp. (*1)	—	—		—	—	—	—	7,657
HANKUM.CO.LTD (*1)	—	—		—	—	—	—	4,599
Core-Industry Co., Ltd. (*1)	—	—		—	—	—	—	4,214
Others(4 companies) (*1)				8,356	1,982	(6,374)	1,982	39,042

				27,793	21,419	(6,374)	21,419	85,143

			~~W~~	1,131,306	885,942	(245,364)	885,942	1,084,574

(*1)

During the year ended December 31, 2022, the Company disposed of the equity securities of 11 listed equity securities including SAMWONSTEEL Co., Ltd., DONGKUK INDUSTRIES COMPANY, Kyeong Nam Steel Co., LTD., and 22 unlisted equity securities such as Poongsan Special Metal Corp., HANKUM.CO.LTD, Core-Industry Co., Ltd. to the subsidiary POSCO.

(*2)	During the year ended December 31, 2022, the Company disposed of Korea Nickel CO.LTD.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

9. Inventories

(a)	Inventories as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Finished goods	~~W~~	—	1,164,685
Semi-finished goods		—	2,227,433
By-products		—	19,317
Raw materials		—	1,682,946
Fuel and materials		—	459,784
Materials-in-transit		—	2,073,218
Others		—	673

		—	7,628,056
Less: Allowance for inventories valuation		—	(4,854)

	~~W~~	—	7,623,202

During the year ended December 31, 2022, inventories were transferred to the newly established company (POSCO) upon a vertical spin-off.

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Beginning	~~W~~	4,854	4,735
Loss on Valuation of inventories		1,722	4,854
Utilization on sale of inventories, and spin-off		(6,576)	(4,735)

Ending	~~W~~	—	4,854

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

10. Assets Held for Sale

Assets held for sale as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022(*2)		2021
Aessets
Property, plant and equipment(*1)	~~W~~	—	29,236
Intangible assets		—	553
Investment in joint ventures(*3)		—	—

	~~W~~	—	29,789

Liabilities
Others	~~W~~	—	185

(*1)

During the year ended December 31, 2021, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as asset held for sale. Meanwhile, the facility was transferred to the newly established company (POSCO) through spin-off during the year ended December 31, 2022.

(*2)

During the year ended December 31, 2022, the Company decided to dispose Korea Nickel CO.LTD, and classified as assets held for sale for ~~W~~13,910 million. During the year ended December 31, 2022, these equity securities have all been disposed.

(*3)

During the year ended December 31, 2022, the Company decided to dispose of interests of CSP-Compania Siderurgica do Pecem which was previously classified investment in joint ventures and fully impaired. It was classified as held-for-sale assets as of December 31, 2022.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

11. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Investment in subsidiaries	~~W~~	42,483,262	13,097,043
Investment in associates		716,213	859,032
Investment in joint ventures		1,988,152	2,046,565

	~~W~~	45,187,627	16,002,640

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

(b)	Details of subsidiaries and carrying amounts as of December 31, 2022 and 2021 are as follows:

(in millions of Won)		2022							2021
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
[Domestic]
POSCO(*1)	Korea	Steel, rolled products, and plates manufacturing and sales	96,480,625	100.00	~~W~~	32,496,625	29,699,590	29,699,590	—
POSCO INTERNATIONAL Corporation(*2)	Korea	Trading and natural resources exploration	77,616,018	62.91		3,349,400	3,610,502	3,081,933	3,156,434
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	22,073,568	52.80		3,251,704	1,014,314	1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation, fuel cell manufacturing and sales	40,234,508	89.02		1,659,886	658,176	658,176	658,176
POSCO STEELEON (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)(*3,6)	Korea	Coated Steel manufacturing and sales	—	—		—	—	—	108,421
POSCO Venture Capital Co.,Ltd	Korea	Investment in venture companies	19,700,000	95.00		189,040	103,780	103,780	103,780
POSCO CHEMICAL CO., LTD	Korea	Refractory and anode/cathode material manufacturing and sales	46,261,601	59.72		2,427,124	985,020	895,707	895,707
POSCO O&M Co., Ltd(*4)	Korea	Business facility maintenance	902,946	47.17		262,846	73,374	73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	99,403,282	65.38		407,071	70,990	70,990	70,990
POSCO M-TECH(*3)	Korea	Packing materials and manufacturing and sales	—	—		—	—	—	107,278
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	6,029,660	70.00		56,803	30,148	30,148	30,148
POSCO-Pilbara LITHIUM SOLUTION (formerly, POSCO Lithium Solution Co., Ltd.)(*7)	Korea	Lithium manufacturing and sales	62,946,316	82.00		373,920	314,940	314,940	150,000
Others (13 companies) (*3,8,9,10,11,12)						933,829	828,991	743,443	384,735

						45,408,248	37,389,825	36,686,395	6,753,357

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	739,900	50.00		651,879	813,431	633,421	633,421
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	631,160,435	100.00		549,451	646,574	646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	361,789,957	100.00		464,546	722,569	722,569	722,569
POSCO Canada Ltd.	Canada	Coal sales	1,099,885	100.00		890,122	560,879	560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	761,775	100.00		998,181	330,623	330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	2,285,407,454	58.60		646,503	283,845	283,845	283,845
POSCO Thainox Public Company Limited(*9)	Thailand	Cold rolled STS manufacturing and sales	—	—		—	—	—	178,785
POSCO-China Holding Corp.	China	Holding company	—	100.00		494,436	593,841	593,841	593,841
POSCO-India Private Limited(*9)	India	Steel manufacturing and sales	—	—		—	—	—	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	2,686,745,772	83.28		229,934	180,072	180,072	180,072
POSCO America Corporation	USA	Researching and consulting	437,941	99.45		127,206	192,156	192,156	192,156
POSCO-VIETNAM Co., Ltd.(*9)	Vietnam	Steel manufacturing and sales	—	—		—	—	—	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	—	95.65		89,830	144,573	144,573	144,573
POSCO COATED STEEL (THAILAND) CO., LTD.(*9)	Thailand	Plate steel manufacturing and sales	—	—		—	—	—	121,592
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	9,360,000	100.00		253,389	117,710	117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkiye	Steel manufacturing and sales	144,579,160	60.00		84,777	92,800	71,707	71,707
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	90,438	100.00		196,688	68,436	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	—	70.00		118,872	65,982	65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	—	90.00		167,592	62,494	62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	1,390	100.00		29,740	50,297	50,297	50,297
POSCO-Malaysia SDN. BHD.(*9)	Malaysia	Steel manufacturing and sales	—	—		—	—	—	45,479
POSCO Argentina S.A.U.(*5)	Argentina	Mineral exploration, manufacturing and sale	4,717,335	100.00		750,625	715,414	715,414	376,906
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY(*9)	Vietnam	Steel manufacturing and sales	—	—		—	—	—	130,526
Others (20 companies)(*9)						938,551	369,453	356,274	529,080

						7,682,322	6,011,149	5,796,867	6,343,686

					~~W~~	53,090,570	43,400,974	42,483,262	13,097,043

(*1)

During the year ended December 31, 2022, the Company acquired the shares of the newly established company (POSCO) by a vertical spin-off of its steel business. The acquisition cost of the investments in subsidiary was calculated by deducting the book value of liabilities and hybrid bonds from the assets succeeded to the newly established company (POSCO) by a vertical spin-off. Acquisition cost excluding the effect of (*9) below is ~~W~~29,441,678 million.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(*2)

As of December 31, 2022, the Company performed the impairment test on investment in POSCO INTERNATIONAL Corporation due to evidences of impairment such as continuous decline in fair value. The recoverable amount was determined based on its value in use, which is estimated from the present value of estimated future cash flows discounted at 8.97%. As a result of the impairment test, the Company has recognized ~~W~~74,500 million of impairment loss.

(*3)

During the year ended December 31, 2022, the shares of POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.), POSCO M-TECH, POSCO Humans and POSCO NIPPON STEEL RHF JOINT VENTURE.CO., Ltd. were transferred to the newly established company(POSCO) by a vertical spin-off.

(*4)

The Company classified POSCO O&M Co., Ltd. as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO O&M Co., Ltd..

(*5)

During the year ended December 31, 2022, the Company acquired ~~W~~338,508 million in additional subsidiary investment shares by participating in POSCO Argentina S.A.U‘s capital increase to invest in an Argentine brine lithium commercialization plant.

(*6)	During the year ended December 31, 2022, POSCO COATED & COLOR STEEL Co., Ltd. changed the name to POSCO STEELEON Co., Ltd..
(*7)

During the year ended December 31, 2022, POSCO Lithium Solution Co., Ltd. changed the name to POSCO-Pilbara LITHIUM SOLUTION. Meanwhile, the Company acquired ~~W~~164,732 million in additional subsidiary investment shares by participating in POSCO-Pilbara LITHIUM SOLUTION’s paid-in capital increase during the year ended December 31, 2022.

(*8)

During the year ended December 31, 2022, the Company acquired 100% shares of POSCO Silicon Solution Co., Ltd (formerly, TERA TECHNOS CO., Ltd.) for ~~W~~52,864 million and classified as investments in subsidiaries.

(*9)

During the year ended December 31, 2022, the Company dispose of 15 domestic and foreign subsidiaries, including POSCO Thainox Public Company Limited, POSCO-VIETNAM Co., Ltd., POSCO COATED STEEL (THAILAND) CO., LTD., POSCO-Malaysia SDN. BHD. and POSCO YAMATO VINA STEEL JOINT STOCK COMPANY to POSCO, a subsidiary, and dispose of POSCO EUROPE STEEL DISTRIBUTION CENTER to POSCO FLOW Co., Ltd., a subsidiary. The Company views this transaction as a transfer of assets under common control and accounts for it by applying the exchange value method. Meanwhile, the Company recognized ~~W~~276,881 million of gain on disposal from the transaction as dividend income, and ~~W~~257,912 million of loss on disposal were added to the acquisition cost of the POSCO.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(*10)	During the year ended December 31, 2022, the Company acquired 100% equity interest in POSCO LITHIUM SOLUTION for ~~W~~287,550 million and classified it as investments in subsidiaries.
(*11)

During the year ended December 31, 2022, the Company established POSCO GS Eco Materials Co., Ltd. through investment in kind 65% interests POSCO-HY Clean Metal Co., Ltd. and recognized ~~W~~78,000 million as investment in subsidiaries for its 100% shares.

(*12)

During the year ended December 31, 2022, the Company decided to liquidate PT.POSCO INDONESIA INTI and recognized an impairment loss for the difference between the recoverable amount and the remaining carrying amount of ~~W~~12,773 million.

(c)	Details of associates and carrying amounts as of December 31, 2022 and 2021 are as follows:

(in millions of Won)			2022						2021
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund(*4)	Korea	Foreign investments in mining	17,116	25.80	~~W~~	8,991	—	—	169,316
SNNC	Korea	STS material manufacturing and sales	18,130,000	49.00		392,639	100,655	100,655	100,655
QSONE Co.,Ltd.	Korea	Real estate rental and facility management	200,000	50.00		172,756	85,550	85,550	85,550
Others (5 companies)(*3)						53,611	38,743	37,916	21,331

						627,997	224,948	224,121	376,852

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	3,234,698	49.00		260,027	189,197	189,197	189,197
9404-5515 Quebec Inc.(*1)	Canada	Investments in venture companies	145,666,182	13.24		1,397,061	156,194	156,194	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*2)	China	Tinplate manufacturing and sales	—	—		—	—	—	11,003
FQM Australia Holdings Pty Ltd	Australia	Non ferrous metal mining	186,000,030	30.00		326,690	109,568	109,568	109,568
Others (4 companies)(*3)						322,913	37,133	37,133	48,071

						2,306,691	492,092	492,092	482,180

					~~W~~	2,934,688	717,040	716,213	859,032

(*1)

As of December 31, 2022, it was classified as an associate even though the Company’s ownership is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others. Meanwhile, during the year ended December 31, 2022, the number of shares held increased by 31,214,182 due to the commodity dividend from EQP POSCO Global NO1 Natural Resources Private Equity Fund.

(*2)	During the year ended December 31, 2022, the Company disposed of investments in associates of Zhongyue POSCO (Qinhuangdao)Tinplate Industrial Co., Ltd, and recognized ~~W~~510 million of gain on disposal.
(*3)

During the year ended December 31, 2022, the Company sold 6 associates, including LLP POSUK TITANIUM, to POSCO, a subsidiary, recognizing ~~W~~5,048 million of gain on disposal and ~~W~~1,095 million of loss on disposal.

(*4)

During the year ended December 31, 2022, the ratio of shareholding and book value of EQP POSCO Global NO.1 Natural Resources Private Equity Fund decreased due to capital reduction with refund and dividends.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(d)	Details of joint ventures and carrying amounts as of December 31, 2022 and 2021 are as follows:

(in millions of Won)			2022						2021
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10,494,377	10.00	~~W~~	7,707,460	1,225,464	1,225,464	1,225,464
CSP—Compania Siderurgica do Pecem(*2)	Brazil	Steel manufacturing and sales	1,578,377,432	20.00		743,796	676,060	—	175,990
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	—	50.00		823,800	364,609	364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	2,010,719,185	50.00		205,482	98,962	98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	—	50.00		441,965	235,251	235,251	109,057
Others(1 companies)(*3)						418,010	63,866	63,866	72,483

					~~W~~	10,340,513	2,664,212	1,988,152	2,046,565

(*1)	As of December 31, 2022 and December 31, 2021, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)

During the year ended December 31, 2022, the Company decided to dispose CSP—Compania Siderurgica do Pecem and recognized full impairment loss of ~~W~~175,990 million, which is the difference between carrying amount and recoverable amount. The Company reclassified the investment to assets held for sale.

(*3)	During the year ended December 31, 2022, the Company dispose of POSCO-SAMSUNG-Slovakia Processing Center, a joint venture, to POSCO, a subsidiary, recognizing ~~W~~4,136 million of gain on disposal.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

12. Investment Property, Net

(a)	Investment property as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022					2021
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Book value
Land	~~W~~	132,533	—	(1,464)	131,069	89,033	—	(1,465)	87,568
Buildings		239,489	(155,961)	—	83,528	157,218	(108,206)	(23)	48,989
Structures		15,895	(9,793)	—	6,102	22,507	(14,924)	—	7,583

	~~W~~	387,917	(165,754)	(1,464)	220,699	268,758	(123,130)	(1,488)	144,140

The fair value of investment property as of December 31, 2022 is ~~W~~1,467,480 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2022 and 2021 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Depreciation(*1)	Spin-off	Transfer(*2)	Ending
Land	~~W~~	87,568	—	(3,639)	47,140	131,069
Buildings		48,989	(5,823)	(4,990)	45,352	83,528
Structures		7,583	(395)	(4,304)	3,218	6,102

	~~W~~	144,140	(6,218)	(12,933)	95,710	220,699

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	89,848	—	(2,280)	87,568
Buildings		51,417	(3,998)	1,570	48,989
Structures		8,352	(598)	(171)	7,583

	~~W~~	149,617	(4,596)	(881)	144,140

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

13. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022						2021
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value
Land	~~W~~	51,310	—	—	—	51,310	1,349,266	—	—	—	1,349,266
Buildings		88,845	(41,433)	(7,865)	(270)	39,277	6,579,253	(4,384,940)	(15,249)	(3,773)	2,175,291
Structures		11,459	(4,824)	(599)	—	6,036	5,003,881	(2,904,479)	(2,740)	—	2,096,662
Machinery and equipment		20,024	(6,785)	(2,735)	—	10,504	40,618,619	(28,273,986)	(45,021)	—	12,299,612
Vehicles		27	(16)	—	—	11	219,191	(200,370)	—	(464)	18,357
Tools		—	—	—	—	—	215,682	(190,791)	—	—	24,891
Furniture and fixtures		24,098	(11,525)	—	—	12,573	322,407	(233,794)	(5)	(84)	88,524
Lease assets		—	—	—	—	—	616,302	(167,974)	—	—	448,328
Construction-in-progress		30,296	—	—	(5,001)	25,295	1,376,352	—	(99,983)	(5,001)	1,271,368

	~~W~~	226,059	(64,583)	(11,199)	(5,271)	145,006	56,300,953	(36,356,334)	(162,998)	(9,322)	19,772,299

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2022 and 2021 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Spin-off	Others(*1)	Ending
Land	~~W~~	1,349,266	—	—	—	(1,250,818)	(47,138)	51,310
Buildings		2,175,291	—	(2,964)	(36,112)	(2,079,343)	(17,595)	39,277
Structures		2,096,662	—	(117)	(31,656)	(2,075,346)	16,493	6,036
Machinery and equipment		12,299,612	2,178	(1,110)	(302,940)	(12,046,595)	59,359	10,504
Vehicles		18,357	622	(17)	(1,548)	(17,410)	7	11
Tools		24,891	102	—	(1,923)	(23,763)	693	—
Furniture and fixtures		88,524	16	(1)	(5,122)	(72,237)	1,393	12,573
Lease assets		448,328	966	—	(7,602)	(440,464)	(1,228)	—
Construction-in-progress		1,271,368	271,769	—	—	(1,403,761)	(114,081)	25,295

	~~W~~	19,772,299	275,653	(4,209)	(386,903)	(19,409,737)	(102,097)	145,006

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.
2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1,2)	Others(*3)	Ending
Land	~~W~~	1,401,605	—	(49,131)	—	—	(3,208)	1,349,266
Buildings		2,080,843	5,870	(514)	(206,062)	(17,406)	312,560	2,175,291
Structures		2,073,097	1,287	(14,384)	(182,926)	(3,733)	223,321	2,096,662
Machinery and equipment		12,651,431	52,534	(27,432)	(1,812,571)	(42,126)	1,477,776	12,299,612
Vehicles		14,486	3,290	(5)	(7,670)	—	8,256	18,357
Tools		24,333	4,652	(14)	(11,283)	—	7,203	24,891
Furniture and fixtures		44,426	8,126	(159)	(17,745)	—	53,876	88,524
Lease assets		331,588	130,610	—	(46,654)	—	32,784	448,328
Construction-in-progress		1,595,123	1,987,316	(6,027)	—	(164,906)	(2,140,138)	1,271,368

	~~W~~	20,216,932	2,193,685	(97,666)	(2,284,911)	(228,171)	(27,570)	19,772,299

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value, and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2021. During the year ended December 31, 2021, the Company recognized impairment losses on damaged assets caused by the fire.

(*2)

The Company decided to stop the intended use for Synthetic Natural Gas (SNG) facility and sell the related assets. The Company estimated the recoverable amount based on expected sale price and recognized ~~W~~223,273 million of impairment loss in 2021.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Weighted average expenditure	~~W~~	106,688	929,976
Borrowing costs capitalized		2,554	24,465
Capitalization rate		2.39%	2.63%

(d)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right-of-use assets presented as property, plant and

equipment	for the year ended December 31, 2022 were as follows:

(in millions of Won)	Beginning		Acquisitions	Depreciation	Spin-off	Others	Ending
Land	~~W~~	8,402	—	(49)	(7,874)	(479)	—
Buildings		67,658	—	(1,207)	(66,451)	—	—
Structures		54,009	—	(869)	(53,140)	—	—
Machinery and equipment		83,290	—	(1,592)	(81,698)	—	—
Vehicles		5,755	—	(83)	(5,672)	—	—
Ships		210,058	—	(2,781)	(207,277)	—	—
Furniture and fixtures		19,156	966	(1,021)	(18,352)	(749)	—

	~~W~~	448,328	966	(7,602)	(440,464)	(1,228)	—

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for year ended December 31, 2021 were as follows:

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	8,703	—	(301)	—	8,402
Buildings		71,431	3,471	(7,244)	—	67,658
Structures		59,221	—	(5,212)	—	54,009
Machinery and equipment		54,698	—	(8,532)	37,124	83,290
Vehicles		6,255	—	(500)	—	5,755
Ships		106,555	120,217	(16,714)	—	210,058
Furniture and fixtures		24,725	6,922	(8,151)	(4,340)	19,156

	~~W~~	331,588	130,610	(46,654)	32,784	448,328

(*1)	Increased due to the revised lease term of machinery and equipment

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

2)	Amount recognized in profit or loss

The amount recognized in profit or loss related to leases for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Interest on lease liabilities	~~W~~	1,969	12,353
Expenses relating to short-term leases		836	3,394
Expenses relating to leases of low-value assets		2,502	6,017

	~~W~~	5,307	21,764

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

14. Intangible Assets, Net

(a)	Intangible assets as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022					2021
	Acquisition cost		Accumulated amortization	Accumulated impairment	Book value	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Intellectual property rights	~~W~~	1,705	(1,201)	—	504	52,011	(29,165)	—	22,846
Membership		11,618	—	—	11,618	87,423	—	(2,665)	84,758
Development expense		5,232	(3,832)	—	1,400	647,848	(471,036)	—	176,812
Port facilities usage rights		—	—	—	—	682,305	(469,497)	—	212,808
Construction-in-progress		1,476	—	—	1,476	32,392	—	—	32,392
Other intangible assets		923	(19)	—	904	312,359	(271,552)	(19,013)	21,794

	~~W~~	20,954	(5,052)	—	15,902	1,814,338	(1,241,250)	(21,678)	551,410

(b)	Changes in the carrying amount of intangible assets for the years ended December 31, 2022 and 2021 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment	Spin-off	Others(*2)	Ending
Intellectual property rights	~~W~~	22,846	—	(525)	(1,262)	—	(24,180)	3,625	504
Membership(*1)		84,758	—	—	—	828	(73,968)	—	11,618
Development expense		176,812	—	—	(12,892)	—	(164,135)	1,615	1,400
Port facilities usage rights		212,808	—	—	(2,476)	—	(210,332)	—	—
Construction-in-progress		32,392	9,835	—	—	—	(33,497)	(7,254)	1,476
Other intangible assets		21,794	726	—	(550)	—	(21,288)	222	904

	~~W~~	551,410	10,561	(525)	(17,180)	828	(527,400)	(1,792)	15,902

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Others(*3)	Ending
Intellectual property rights	~~W~~	22,758	—	(573)	(6,145)	—	6,806	22,846
Membership(*1)		81,795	3,690	(727)	—	—	—	84,758
Development expense		224,854	2,000	—	(76,588)	—	26,546	176,812
Port facilities usage rights		233,447	—	—	(20,639)	—	—	212,808
Construction-in-progress		34,924	28,590	(4,770)	—	—	(26,352)	32,392
Other intangible assets		24,148	15,775	(10,030)	(4,093)	(7,180)	3,174	21,794

	~~W~~	621,926	50,055	(16,100)	(107,465)	(7,180)	10,174	551,410

(*1)	Economic useful life of membership is indefinite.
(*2)

During the year ended December 31, 2021, the Company decided to sell a portion of purchased emission rights and recognized impairment loss which is the difference between carrying amount and net fair value.

(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

15. Other Assets

Other current assets and other long-term assets as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Current
Advance payments	~~W~~	5,165	17,398
Prepaid expenses		6	25,406
Emission rights purchased from the market		—	12,440

	~~W~~	5,171	55,244

Non-current
Long-term prepaid expenses	~~W~~	—	3,659
Others		8	30,707

	~~W~~	8	34,366

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

16. Borrowings

(a)	Borrowings as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Short-term borrowings
Short-term borrowings	~~W~~	—	672,303
Current portion of debentures		—	1,402,750
Less: Current portion of discount on debentures issued		—	(2,699)

	~~W~~	—	2,072,354

Long-term borrowings
Long-term borrowings	~~W~~	1,293	1,210
Debentures		1,358,294	6,146,233
Less: Discount on debentures issued		—	(17,665)

	~~W~~	1,359,587	6,129,778

(b)	Short-term borrowings as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2022		2021
Transfers of account receivables that do not qualify for derecognition	—	—	—	—	~~W~~	—	214,465
Borrowings in foreign trade	—	—	—	—		—	457,838

					~~W~~	—	672,303

(c) Current portion of debentures as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2022		2021
Debentures	—	—	—	—	~~W~~	—	809,447
Foreign debentures	—	—	—	—		—	590,604

					~~W~~	—	1,400,051

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(d)	Long-term borrowings and others excluding current portion, as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2022		2021
Foreign borrowings	KOREA ENERGY AGENCY	2011.12.27.	2026.12.26.	3 year Government bond	~~W~~	1,293	1,210
Debentures	—	—	—	—		—	1,736,868
Foreign debentures	—	—	—	—		—	2,956,507
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01	2026.09.01	—		1,358,294	1,435,193

					~~W~~	1,359,587	6,129,778

(*1) The issuance conditions of the exchangeable bonds issued by the Company are as follows :

Foreign currency exchangeable bonds

Type of bond	Exchangeable bonds
Aggregate principal amount	EUR 1,065,900,000
Interest rate	- Coupon rate : -
- Yield to maturity : (0.78%)
Maturity date	September 1, 2026
Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum
- Prepayment : The issuer has call option and the bondholders have put option
Exchange rate	100%
Exchange price
(Won/share)	463,438(*1)
Underlying shares	Registered common shares(treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.
Put option by bondholders	- 3 years(September 1, 2024) from the closing date
- In the event of a change of control of the Company
- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)
Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean Up Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	The exchange value has changed due to cash dividends during the year ended December 31, 2022.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

17. Other Payables

Other payables as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Current
Accounts payable	~~W~~	23,033	727,844
Accrued expenses		12,304	475,056
Dividend payable		3,079	3,237
Lease liabilities		—	48,062
Withholdings		26,181	13,260

	~~W~~	64,597	1,267,459

Non-current
Long-term accrued expenses	~~W~~	—	27
Lease liabilities		—	398,513
Long-term withholdings		—	604

	~~W~~	—	399,144

18. Other Financial Liabilities

Other financial liabilities as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Current
Derivative liabilities	~~W~~	—	3,429
Financial guarantee liabilities		5,815	10,326

	~~W~~	5,815	13,755

Non-current
Financial guarantee liabilities	~~W~~	3,668	21,991

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

19. Provisions

(a)	Provisions as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022			2021
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	5,667	—	21,365	25,155
Provision for restoration(*3)		4,997	10,868	5,902	6,601
Emission liabilities(*4)		—	—	34,059	—
Provision for product warranties(*5)		—	—	23,083	4,999
Others(*6)		34,724	—	—	—

	~~W~~	45,388	10,868	84,409	36,755

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	The Company estimated the present value of estimated future cash payments about the long-term service award, based on actuarial measurement.
(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, the Company recognized present values of estimated costs for recovery as provisions for restoration as of December 31, 2022. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 5.10% to assess present value of these costs.

(*4)

The Company has recognized emission liabilities for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of December 31, 2021. During the year ended December 31, 2022, it was transferred to a newly established company(POSCO) upon a vertical spin-off.

(*5)

As of December 31, 2021, the Company recognized the expected claim cost to be charged as a provision. During the year ended December 31, 2022, it was transferred to a newly established company(POSCO) upon a vertical spin-off.

(*6)

During the year ended December 31, 2022, the Company decided to dispose of CSP-Compania Siderurgica do Pecem, an investment in joint venture. Meanwhile, upon sale, shareholders, including the Company, have an obligation to repay part of the borrowings held by the investee company in proportion to their respective ownership. The Company recognized the expected repayment of borrowings to be borne by disposal as a provision.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(b)	Changes in provisions for the years ended December 31, 2022 and 2021 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Spin-off	Ending
Provision for bonus payments	~~W~~	46,520	24,770	(579)	(33,431)	(31,613)	5,667
Provision for restoration		12,503	16,054	(489)	(3,359)	(8,844)	15,865
Provision for legal contingencies and claims		—	417	—	—	(417)	—
Emission liability		34,059	1,510	—	—	(35,569)	—
Provision for product warranties		28,082	2,980	—	—	(31,062)	—
Others		—	39,600	(4,876)	—	—	34,724

	~~W~~	121,164	85,331	(5,944)	(36,790)	(107,505)	56,256

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	48,979	74,240	—	(76,699)	46,520
Provision for restoration		17,561	291	(186)	(5,163)	12,503
Provision for legal contingencies and claims		6,989	2,500	(2,052)	(7,437)	—
Emission liability		20,224	34,059	(19,391)	(833)	34,059
Provision for product warranties		22,453	27,434	—	(21,805)	28,082

	~~W~~	116,206	138,524	(21,629)	(111,937)	121,164

20. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	6,176	39,686

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities (assets) in the statements of financial position as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Present value of funded obligations	~~W~~	27,503	1,330,938
Fair value of plan assets		(23,742)	(1,543,469)

Net defined benefit liabilities	~~W~~	3,761	(212,531)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Defined benefit obligation at the beginning of period	~~W~~	1,330,938	1,378,597
Current service costs		23,366	123,312
Interest costs		5,882	28,892
Remeasurement :		104,564	(49,259)
- Loss (gain) from change in financial assumptions		(40,010)	(103,452)
- Loss (gain) from change in demographic assumptions		(10)	91
- Loss from change in others		144,584	54,102
Amount transferred from associate		730	—
Reclassification to liabilities directly related to assets held for sale		—	(5,675)
Benefits paid		(59,335)	(144,929)
Spin-off		(1,378,642)	—

Defined benefit obligation at the end of period	~~W~~	27,503	1,330,938

3)	Changes in the fair value of plan assets for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Fair value of plan assets at the beginning of period	~~W~~	1,543,469	1,455,098
Interest on plan assets		7,166	31,145
Remeasurement of plan assets		(3,100)	(4,534)
Contributions to plan assets		2,000	200,000
Amount transferred from associate		3,515	—
Reclassification to liabilities directly related to assets held for sale		—	(5,490)
Benefits paid		(52,346)	(132,750)
Spin-off		(1,476,962)	—

Fair value of plan assets at the end of period	~~W~~	23,742	1,543,469

The Company expects to make an estimated contribution of ~~W~~2,399 million to the defined benefit plan assets in 2022.

4)	The fair value of plan assets as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Debt instruments	~~W~~	102	496,936
Deposits		23,635	1,024,370
Others		5	22,163

	~~W~~	23,742	1,543,469

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

5)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Current service costs	~~W~~	23,366	123,312
Net interest costs(*1)		(1,284)	(2,253)

	~~W~~	22,082	121,059

(*1)	The actual return on plan assets amounted to ~~W~~4,066 million and ~~W~~26,611 million for the years ended December 31, 2022 and 2021, respectively.

The above expenses by function were as follows:

(in millions of Won)	2022		2021
Cost of sales	~~W~~	12,174	89,775
Selling and administrative expenses		9,904	30,734
Others		4	550

	~~W~~	22,082	121,059

6)	Remeasurements of defined benefit plans, net of tax recognized in other comprehensive income (loss) for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Beginning	~~W~~	(282,940)	(315,366)
Remeasurements of defined benefit plans		(104,880)	44,725
Tax effects		29,608	(12,299)

Ending	~~W~~	(358,212)	(282,940)

7)	The principal actuarial assumptions as of December 31, 2022 and 2021 are as follows:

	2022	2021
Discount rate	5.32%	2.96%
Expected future increases in salaries(*1)	3.90%	3.90%

(*1)	The expected future increases in salaries are based on the average salary increase rate for the past five years.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumption, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
Discount rate	~~W~~	(1,138)	(4.1)	1,280	4.7
Expected future increases in salaries		1,280	4.7	(1,150)	(4.2)

9)	As of December 31, 2022 the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year -5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	~~W~~	872	15,876	7,783	11,034	1,012	36,577

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

21. Other Liabilities

Other liabilities as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Current
Advances received	~~W~~	379	24,807
Withholdings		1,028	60,535
Unearned revenue		1,786	59,619

	~~W~~	3,193	144,961

Non-current
Unearned revenue	~~W~~	—	3,744

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

22. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2022 and 2021 are as follows:

①	December 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,515,375	—	2,515,375	—	2,515,375
Other securities		176,588	—	—	176,588	176,588
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		885,942	864,523	—	21,419	885,942
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		1,415,201	—	—	—	—
Trade accounts and notes receivable		30,049	—	—	—	—
Other receivables		243,273	—	—	—	—

	~~W~~	5,268,428	864,523	2,515,375	200,007	3,579,905

Financial liabilities
Fair value through profit or loss
Borriwings	~~W~~	1,358,294	1,358,294	—	—	1,358,294
Financial liabilities measured at amortized cost(*1)
Borrowings		1,293	—	1,293	—	1,293
Financial guarantee liabilities		9,483	—	—	—	—
Others		63,245	—	—	—	—

	~~W~~	1,432,315	1,358,294	1,293	—	1,359,587

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

②	December 31, 2021

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivate assets	~~W~~	170,471	—	170,471	—	170,471
Short-term financial instruments		8,013,857	—	8,013,857	—	8,013,857
Debt securities		4,750	—	—	4,750	4,750
Other securities		71,492	—	—	71,492	71,492
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,084,574	999,431	—	85,143	1,084,574
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		2,042,274	—	—	—	—
Trade accounts and notes receivable		6,005,022	—	—	—	—
Debt securities		150,000	—	—	—	—
Other receivables		495,306	—	—	—	—
Deposit instruments		1,436,943	—	—	—	—

	~~W~~	19,476,689	999,431	8,184,328	163,385	9,347,144

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	3,429	—	3,429	—	3,429
Borrowings		1,435,193	1,435,193	—	—	1,435,193
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		2,453,068	—	—	—	—
Borrowings		6,766,939	—	6,875,206	—	6,875,206
Financial guarantee liabilities		32,317	—	—	—	—
Others		1,546,986	—	—	—	—

	~~W~~	12,237,932	1,435,193	6,878,635	—	8,313,828

(*1)	Fair value of financial assets and liabilities measured at amortized cost excluding borrowings for which the carrying amounts is a reasonable approximation of their fair value.

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of financial instruments are calculated based on the derivatives instrument valuation model such as market approach method and discounted cash flow method. Inputs of the financial instrument valuation model include interest rate, exchange rate, spot price of underlying assets, volatility and others. It may change depending on the type of derivatives and the nature of the underlying assets.

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2022 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	~~W~~	200,007	Asset value approach	—	—	—

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

②	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Beginning	~~W~~	163,385	414,988
Acquisition		104,197	44,908
Gain or loss on valuation of financial assets		45,156	(36,880)
Other comprehensive income		98,156	—
Disposal and others(*1,2)		(210,887)	(259,631)

Ending	~~W~~	200,007	163,385

(*1)	During the year ended December 31, 2022, the Company disposed ~~W~~202,435 million of unlisted equity securities and other securities classified as fair value hierarchy level 3 to POSCO, a subsidiary.
(*2)

The Company owns equity securities of CSN Mineracao S.A. which are listed and traded in the active market during the year ended December 31, 2021. Since the quoted price exists at the end of the prior period, ~~W~~250,323 million was moved from Level 3 to Level 1 of the fair value hierarchy.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

4)	Financial liabilities were recognized in connection with financial guarantee contracts as of December 31, 2022. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
		Foreign		Won	Foreign	Won
Guarantee beneficiary	Financial institution	currency		equivalent	currency	equivalent
Subsidiaries
POSCO Maharashtra Steel Private Limited	BNP	USD	30,000,000	38,019	23,561,495	29,860
	CITI	USD	20,000,000	25,346	15,707,663	19,906
	DBS	USD	35,000,000	44,356	27,488,411	34,836
	SC	USD	19,784,000	25,072	15,538,020	19,691
	SMBC	USD	35,000,000	44,356	27,488,411	34,836
POSCO ASSAN TST STEEL INDUSTRY	BNP	USD	22,074,750	27,976	22,074,750	27,976
	CITI	USD	36,000,000	45,623	36,000,000	45,623
	ING	USD	36,000,000	45,623	36,000,000	45,623
	SOCIETE GENERALE	USD	37,800,000	47,904	37,800,000	47,904
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	63,365	—	—
	ING	USD	55,000,000	69,702	—	—
	Mizuho	USD	50,000,000	63,365	—	—
	Shinhan	USD	50,000,000	63,365	—	—
PT. KRAKATAU POSCO	ANZ	USD	103,500,000	131,166	56,100,261	71,096
	BOA	USD	105,000,000	133,067	82,052,174	103,985
	BTMU	USD	119,000,000	150,809	40,977,391	51,931
	Credit Suisse	USD	91,000,000	115,324	31,335,652	39,712
	HSBC	USD	221,000,000	280,073	161,335,652	204,461
	Export-Import Bank of Korea	USD	771,000,000	977,088	368,144,435	466,549
	Mizuho	USD	165,000,000	209,105	96,156,522	121,859
	MUFG	USD	60,000,000	76,038	60,000,000	76,038
	SC	USD	110,000,000	139,403	110,000,000	139,403
	SCB	USD	107,800,000	136,615	37,911,391	48,045
	SMBC	USD	290,000,000	367,517	198,999,391	252,192
	The Tokyo Star Bank	USD	21,000,000	26,613	7,231,304	9,164
Associates
Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,155	46,000,000	62,155
Joint ventures
CSP—Compania	BBVA Seoul	USD	17,600,000	22,304	14,905,400	18,890
Siderurgica do Pecem	BNDES	BRL	464,060,000	111,244	464,060,000	111,244
	BNP	USD	47,600,000	60,323	40,312,358	51,088
	Credit Agricole	USD	20,000,000	25,346	16,937,972	21,465
	ING	USD	17,600,000	22,304	14,905,400	18,890
	Export-Import Bank of Korea	USD	182,000,000	230,649	156,704,224	198,591
	Kfw	USD	20,000,000	25,346	16,937,972	21,465
	MIZUHO	USD	47,600,000	60,323	40,312,358	51,088
	Santander	USD	47,600,000	60,323	40,312,358	51,088
	SOCIETE GENERALE	USD	20,000,000	25,346	16,937,972	21,465

		USD	3,060,958,750	3,879,154	1,850,168,937	2,344,720
		EUR	46,000,000	62,155	46,000,000	62,155
		BRL	464,060,000	111,244	464,060,000	111,244

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

5)	Finance income and costs by category of financial instrument for the years ended December 31, 2022 and 2021 were as follows :

①	For the year ended December 31, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	20	45	94,331	(183,242)	—	(88,846)	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(37,054)
Financial assets measured at amortized cost		22,534	59,373	—	—	—	81,907	—
Financial liabilities at fair value through profit or loss		—	(9,707)	(4,178)	80,914	—	67,029	—
Financial liabilities measured at amortized cost		(24,469)	(84,675)	—	—	7,075	(102,069)	—

	~~W~~	(1,915)	(34,964)	90,153	(102,328)	7,075	(41,979)	(37,054)

②	For the year ended December 31, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	132,129	—	—	1,913	115,674	—	249,716	—
Financial assets at fair value through other comprehensive income		—	89,633	—	89	—	—	89,722	83,110
Financial assets measured at amortized cost		21,283	—	249,744	—	—	—	271,027	—
Financial liabilities at fair value through profit or loss		—	—	(1,218)	(2,626)	161,519	(15,876)	141,799	—
Financial liabilities measured at amortized cost		(159,192)	—	(439,967)	—	—	6,461	(592,698)	—

	~~W~~	(5,780)	89,633	(191,441)	(624)	277,193	(9,415)	159,566	83,110

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~608,959 million for the year ended December 31, 2021.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Cash and cash equivalents	~~W~~	1,415,201	2,042,274
Derivative assets		—	170,471
Short-term financial instrument		2,515,375	8,013,857
Debt securities		—	154,750
Other securities		176,588	71,492
Other receivables		245,273	497,306
Trade accounts and notes receivable		128,991	6,005,022
Deposit instruments		—	1,436,943

	~~W~~	4,481,428	18,392,115

The Company provided financial guarantee for the repayment of loans of subsidiaries, associates, and joint ventures. As of December 31, 2022 and 2021, the maximum exposure to credit risk caused by financial guarantee amounted to ~~W~~2,518,119 million and ~~W~~3,090,014 million, respectively.

2)	Impairment losses on financial assets

The Company assesses the expected credit loss on trade accounts and notes receivable, and other receivables by estimating the default rates based on the following three years of credit loss experience and overdue conditions. The Company assesses the credit loss individually for credit-impaired assets and some other receivables.

①	Allowance for doubtful accounts as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Trade accounts and notes receivable	~~W~~	—	15,041
Other accounts receivable		—	2,330
Loans		—	8,817

	~~W~~	—	26,188

②	Impairment losses on financial assets for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Bad debt expenses	~~W~~	128	373

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022			2021
	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
Not due	~~W~~	128,991	—	5,993,635	725
Over due less than 1 month		—	—	3,403	—
1 month—3 months		—	—	3,326	—
3 months—12 months		—	—	—	—
Over 12 months		—	—	19,699	14,316

	~~W~~	128,991	—	6,020,063	15,041

④	The aging and allowance for doubtful accounts of loans and other account receivable as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022			2021
	Loans and other account receivable		Allowance for doubtful accounts	Loans and other account receivable	Allowance for doubtful accounts
Not due	~~W~~	243,434	—	460,213	8,817
Over due less than 1 month		218	—	243	—
1 month—3 months		—	—	10	—
3 months—12 months		—	—	59	—
Over 12 months		—	—	2,382	2,330

	~~W~~	243,652	—	462,907	11,147

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Beginning	~~W~~	26,188	28,935
Bad debt expenses		128	373
Spin-off		(26,316)	—
Others		—	(3,120)

Ending	~~W~~	—	26,188

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(c)	Liquidity risk

Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)			Contractual	Within	3 months	6 months	1 year	After
	Book value		cash flow	3 months	- 6 months	- 1 year	- 5 years	5 years
Account payable	~~W~~	22,409	22,409	22,409	—	—	—	—
Borrowings		1,359,587	1,499,147	—	—	—	—	1,499,147
Financial guarantee liabilities(*1)		9,483	2,518,119	2,518,119	—	—	—	—
Others		40,836	40,836	14,655	150	26,031	—	—

	~~W~~	1,432,315	4,080,511	2,555,183	150	26,031	—	1,499,147

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(d)	Currency risk

1)

The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022			2021
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	270,586	10,297	2,015,066	4,933,339
JPY		—	—	113,393	12,838
CNY		2	—	530,204	187
INR		—	—	662,232	—
EUR		556	1,358,773	30,277	2,116,332
Others		23,939	—	567,861	50,689

	~~W~~295,083		1,369,070	3,919,033	7,113,385

2)

As of December 31, 2022 and 2021, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022			2021
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	26,029	(26,029)	(291,827)	291,827
JPY		—	—	10,056	(10,056)
CNY		—	—	53,002	(53,002)
INR		—	—	66,223	(66,223)
EUR		(135,822)	135,822	(208,606)	208,606

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Fixed rate
Financial assets	~~W~~	4,135,956	11,881,352
Financial liabilities		—	(7,212,305)

	~~W~~	4,135,956	4,669,047

Variable rate
Financial liabilities	~~W~~	(1,293)	(1,210)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2022 and 2021, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022			2021
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(13)	13	(12)	12

23. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2022 and 2021 are as follows:

(in Won, except share information)	2022		2021
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2022, total number of ADRs of 24,779,936 are equivalent to 6,194,984 shares of common stock.
(*2)	As of December 31, 2022, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury stocks.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(b)	The changes in issued common stock for the years ended December 31, 2022 and 2021 were as follows:

(Share)	2022			2021
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(11,561,263)	75,625,572	87,186,835	(11,171,363)	76,015,472
Acqusition of treasury shares	—	—	—	—	(389,900)	(389,900)
Disposal of treasury shares	—	223,605	223,605	—	—	—
Retirement of treasury shares	(2,615,605)	2,615,605	—	—	—	—

Ending	84,571,230	(8,722,053)	75,849,177	87,186,835	(11,561,263)	75,625,572

(c) Capital surplus as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		806,114	796,623
Gain from merger		80,627	80,628
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		12,115	—

	~~W~~	1,360,894	1,339,289

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

24. Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	2022		2021
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	—	200,000
Issuance cost					—	(616)

				~~W~~	—	199,384

(*1)	During the year ended December 31, 2022, it was transferred to a new subsidiary (POSCO) which was established through a vertical spin-off. Details of hybrid bonds are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2023 -06 -12 : 4.60%
Reset every 10 years as follows;
· After 10 years: return on government bond of the Republic of Korea (10 years) + 1.40%
· After 10 years: additionally + 0.25% according to Step-up clauses
· After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at 10th anniversary of issuance and interest payment date afterwards

25. Reserves

(a)	Reserves as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(188,801)	(211,849)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(b)

Changes in fair value of equity investments at fair value through other comprehensive income and changes in unrealized fair value of available-for-sale investments for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Beginning balance	~~W~~	(211,849)	(296,626)
Changes in fair value of equity investments		(35,595)	114,634
Reclassification to profit or loss upon disposal		82,436	2,300
Tax effects		(23,793)	(32,157)

Ending balance	~~W~~	(188,801)	(211,849)

26. Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2022 and 2021 were as follows:

(shares, in millions of Won)	2022			2021
	Number of shares	Amount		Number of shares	Amount
Beginning	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523
Acqusition of treasury shares	—		—	389,900		116,771
Disposal of treasury shares	(223,605)		(48,512)	—		—
Retirement of teasury shares	(2,615,605)		(567,474)	—		—

Ending	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

27. Share-Based Payments

During the year ended December 31, 2022, pursuant to the board of director’s resolution, the Company decided to implement the Stock Grant program, under which the Company will grant treasury shares to executives based on performance evaluation. As of December 31, 2022, detailed information of the Company’s Stock Grant program is as follows:

(in Won, except share information)
	Grant	Affiliated company of the executive subject to grant	Total quantity of treasury shares to be granted	Fair value of common shares per share as of date of grant
Granted in 2022	2022-12-31	POSCO HOLDINGS INC.	15,888	~~W~~	276,500
		Subsidiaries	27,926

The fair value of the treasury shares expected to be granted to the Company’s executives as of the date of grant is accounted for as other administrative expenses and other receivables for executives of subsidiaries, and the counter account is accounted for as other capital surplus.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

28. Retained Earnings

(a)	Retained earnings as of December 31, 2022 and 2021 are summarized as follows:

(in millions of Won)	2022		2021
Legal reserve	~~W~~	241,202	241,202
Reserve for business rationalization		918,300	918,300
Appropriated retained earnings for business expansion		47,580,500	43,680,500
Unappropriated retained earnings		(1,330,327)	4,894,490

	~~W~~	47,409,675	49,734,492

(b)	Statements of appropriation of retained earnings as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Retained earnings before appropriation
Unappropriated retained earnings (Deficit) carried over from prior year	~~W~~	616,362	599,211
Remeasurements of defined benefit plans		(75,271)	32,426
Loss on disposal of equity securities		(60,102)	(1,667)
Interests of hybrid bonds		(1,486)	(9,200)
Retirement of treasury stocks		(583,486)	—
Interim dividends		(758,492)	(907,507)
(Dividends (ratio) per share
~~W~~10,000 (200%) in 2022
~~W~~12,500 (240%) in 2021)
Profit for the period		(467,852)	5,181,227

		(1,330,327)	4,894,490
Transfer from discretionary reserve
Appropriated retained earnings for business expansion		2,500,000	—

		2,500,000	—
Appropriation of retained earnings
Dividends		151,698	378,128
(Dividends (ratio) per share
~~W~~2,000 (40%) in 2022
~~W~~5,000 (100%) in 2021)
Appropriated retained earnings for business expansion		—	3,900,000

		151,698	4,278,128

Unappropriated retained earnings carried forward to subsequent year	~~W~~	1,017,975	616,362

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

29. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Types of revenue
Sales of steel product	~~W~~	7,262,347	38,282,416
Transportation services		241,733	1,384,939
Dividend income		909,846	—
Others		175,893	252,846

	~~W~~	8,589,819	39,920,201

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,197,502	38,458,289
Revenue recognized over time		392,317	1,461,912

	~~W~~	8,589,819	39,920,201

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022		2021
Receivables
Account receivables	~~W~~	30,049	6,005,022
Contract assets
Account receivables		98,942	18,161
Contract liabilities
Advance received		379	24,807
Unearned income		1,786	63,363

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

30. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Wages and salaries	~~W~~	107,763	274,993
Expenses related to post-employment benefits		11,925	37,268
Other employee benefits		23,047	56,626
Travel		5,005	7,739
Depreciation		15,039	28,789
Amortization		5,688	32,449
Rental		14,043	50,412
Repairs		1,394	9,329
Advertising		33,609	66,088
Research & development		80,936	79,894
Service fees		75,908	191,772
Supplies		260	1,246
Vehicles maintenance		2,031	4,950
Industry association fee		2,453	5,518
Training		1,780	23,790
Conference		2,559	5,100
Others		30,646	35,878

	~~W~~	414,086	911,841

(b)	Selling expenses

Selling expenses for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Freight and custody	~~W~~	20,724	119,776
Operating expenses for distribution center		935	6,211
Sales commissions		14,486	84,175
Sales advertising		29	3,327
Sales promotion		201	1,529
Sample		133	881
Sales insurance premium		1,086	6,413

	~~W~~	37,594	222,312

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

31. Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Selling and administrative expenses	~~W~~	78,011	79,894
Cost of sales		60,277	340,409

	~~W~~	138,288	420,303

32. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Finance income
Interest income(*1)	~~W~~	22,554	153,413
Dividend income		—	698,592
Gain on foreign currency transactions		63,704	415,244
Gain on foreign currency translations		41,567	71,529
Gain on valuation of derivatives		21,631	263,446
Gain on transactions of derivatives		194	20,731
Gain on disposal of financial assets at fair value through profit or loss		102,920	2,487
Gain on valuation of financial liabilities at fair value through profit or loss		85,790	54,057
Others		54,624	14,676

	~~W~~	392,984	1,694,175

Finance costs
Interest expenses	~~W~~	24,469	159,192
Loss on foreign currency transactions		63,991	392,031
Loss on foreign currency translations		76,244	286,183
Loss on valuation of derivatives		4,877	3,430
Loss on transactions of derivatives		4,178	23,836
Loss on valuation of financial assets at fair value through profit or loss		250,477	42,266
Others		10,727	18,711

	~~W~~	434,963	925,649

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2022 and 2021 were ~~W~~22,534 million and ~~W~~21,283 million, respectively.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

33. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	5,464	30,359
Gain on disposals of investment in subsidiaries, associates and joint ventures		13,933	56,121
Gain on disposals of assets held for sale		2,706	48,018
Reversal of other provisions		489	2,052
Premium income		8	13,272
Others(*1)		11,099	77,186

	~~W~~33,699		227,008

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	20,211	111,955
Impairment loss on property, plant and equipment		3	228,171
Impairment loss on investment in subsidiaries, associates and joint ventures		263,263	208,732
Donations		290	45,895
Impairment loss on intangible assets		—	7,180
Transfer from other provisions		50,117	50
Others		13,118	59,088

	~~W~~347,002		661,071

(*1)

During the year ended December 31, 2021, the Company recognized ~~W~~46,283 million of non-operating income for refund of taxes other than income tax as a result of administrative litigation for tax audits.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

34. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2022 and 2021 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	2022		2021
Changes in inventories(*1)	~~W~~	(3,222)	(1,531,203)
Raw materials and consumables used		4,881,888	24,376,769
Employee benefits expenses(*3)		398,784	2,011,936
Outsourced processing cost		429,841	2,685,313
Depreciation(*2)		393,121	2,289,507
Amortization		17,180	107,465
Electricity and water expenses		80,912	343,581
Service fees		84,462	271,241
Rental		20,931	90,459
Advertising		33,609	66,088
Freight and custody expenses		207,320	1,026,224
Sales commissions		14,486	84,174
Loss on disposals of property, plant and equipment		20,211	111,955
Impairment loss on property, plant and equipment		3	228,171
Impairment loss on investments in subsidiaries, associates and joint ventures		263,263	208,732
Other expenses		419,267	1,562,005

	~~W~~	7,262,056	33,932,417

(*1)	Changes in inventories are the changes in products, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.
(*3)	The details of employee benefits expenses for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Wages and salaries	~~W~~	366,396	1,846,623
Expenses related to post-employment benefits		32,388	165,313

	~~W~~398,784		2,011,936

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

35. Income Taxes

(a)	Income tax expense for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Current income taxes(*1)	~~W~~	46,074	1,946,960
Deferred income taxes		1,732,726	(100,664)
Items credited directly to equity		8,536	(43,824)

Income tax expense	~~W~~	1,787,336	1,802,472

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Changes in fair value of equity investments at fair value through other comprehensive income(*1)	~~W~~	(1,460)	(31,525)
Remeasurements of defined benefit plans(*1)		29,608	(12,299)
Gain on disposal of treasury shares		(3,600)	—
Unappropriated retained earnings		(16,012)	—

	~~W~~	8,536	(43,824)

(*1)	Those amounts were recognized in other comprehensive income.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(c)	The calculated income tax expense based on statutory rate to the actual amount of taxes recorded by the Company for the years ended December 31, 2022, and 2021 were as follows :

(in millions of Won)	2022		2021
Profit before income tax expense	~~W~~	1,319,483	6,983,700
Income tax expense computed at statutory rate		352,496	1,910,155
Adjustments:
Tax credit		(83,711)	(191,183)
Additional Income tax expense for prior years (refund related to prior years)		121	(20,654)
Investment in subsidiaries, associates and joint ventures(*1)		(446,148)	57,772
Effect of spin-off		2,276,594	—
Tax effect due to permanent differences		(10,294)	36,927
Effect of tax rate change		(297,602)	—
Others		(4,120)	9,455

		1,434,840	(107,683)

Income tax expense	~~W~~	1,787,336	1,802,472

Effective tax rate (%)		135.5%	25.8%

(*1)

During the year ended December 31, 2022, the company sold certain of its subsidiaries and associates to POSCO, a subsidiary of POSCO Holdings, and classified CSP-Compania Siderurgica do Pecem, an investment in joint venture as assets held for sale. This amount includes ~~W~~402,334 million related to recognition of deferred tax assets which were previously not recognized.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022				2021
		December 31, 2021	Increase (decrease)	December 31, 2022	December 31, 2020	Increase (decrease)	December 31, 2021
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	(36)	36	—	(10,856)	10,820	(36)
PPE—Depreciation		10,639	(10,551)	88	10,160	479	10,639
Impairment loss on investments		90,149	(17,118)	73,031	92,427	(2,278)	90,149
Prepaid expenses		19,603	(13,685)	5,918	19,738	(135)	19,603
PPE—Revaluation		(1,630,460)	1,632,993	2,533	(1,747,944)	117,484	(1,630,460)
Gain or loss on foreign currency translation		1,066	(40,384)	(39,318)	(47,468)	48,534	1,066
Defined benefit liabilities		(116,060)	116,163	103	(134,470)	18,410	(116,060)
Accrued revenue		(6,819)	5,903	(916)	(10,632)	3,813	(6,819)
PPE—Impairment loss		445,330	(442,680)	2,650	383,308	62,022	445,330
Provision for accelerated depreciation		—	(2,728,370)	(2,728,370)	—	—	—
Others		251,257	(104,738)	146,519	355,832	(104,575)	251,257

		(935,331)	(1,602,431)	(2,537,762)	(1,089,905)	154,574	(935,331)

Deferred tax from deficit and tax credit
Deficit carried over		—	—	—	9,454	(9,454)	—

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		80,356	(23,793)	56,563	112,513	(32,157)	80,356
Remeasurements of defined benefit plans		107,322	(106,502)	820	119,621	(12,299)	107,322

		187,678	(130,295)	57,383	232,134	(44,456)	187,678

		~~W~~(747,653)	(1,732,726)	(2,480,379)	(848,317)	100,664	(747,653)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(e)	Deferred tax assets (liabilities) as of December 31, 2022 and 2021 are as follows:

(in millions of Won)	2022				2021
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	—	—	—	—	(36)	(36)
PPE—Depreciation		88	—	88	17,386	(6,747)	10,639
Impairment loss on investments		73,031	—	73,031	90,149	—	90,149
Prepaid expenses		5,918	—	5,918	19,603	—	19,603
PPE—Revaluation		2,533	—	2,533	—	(1,630,460)	(1,630,460)
Gain or loss on foreign currency translation		2,742	(42,060)	(39,318)	87,242	(86,176)	1,066
Defined benefit liabilities		5,611	(5,508)	103	258,686	(374,746)	(116,060)
Accrued revenue		—	(916)	(916)	—	(6,819)	(6,819)
PPE—Impairment loss		2,650	—	2,650	445,330	—	445,330
Provision for accelerated depreciation		—	(2,728,370)	(2,728,370)	—	—	—
Others		182,803	(36,284)	146,519	473,910	(222,653)	251,257

		275,376	(2,813,138)	(2,537,762)	1,392,306	(2,327,637)	(935,331)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		58,545	(1,982)	56,563	98,582	(18,226)	80,356
Remeasurements of defined benefit plans		820	—	820	107,322	—	107,322

		59,365	(1,982)	57,383	205,904	(18,226)	187,678

	~~W~~	334,741	(2,815,120)	(2,480,379)	1,598,210	(2,345,863)	(747,653)

As of December 31, 2022, deductible temporary differences of ~~W~~10,469,637 million related to impairment losses on investments in subsidiaries, associates and joint ventures were not recognized as deferred tax assets, because it is not probable they will reverse in the foreseeable future.

(f)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainly related to income taxes.

(g)

The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the asset and liabilities transferred to the newly established company (POSCO), and the Company simultaneously set a Corporate Tax Act based provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities of ~~W~~2,284,103 million. Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation. The effect of our estimation and accounting for the recoverability of temporary differences on the increase in corporate tax expenses for the year ended December 31, 2022 is ~~W~~2,284,103 million.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

36. Earnings Per Share

(a)	Basic earnings per share for the years ended December 31, 2022 and 2021 were as follows:

(in Won, except share information)	2022		2021
Profit for the period	~~W~~	(467,852,286,299)	5,181,227,349,434
Interests of hybrid bonds, net of tax		(1,078,164,383)	(6,669,999,999)
Weighted-average number		75,814,870	75,696,150
of common shares outstanding(*1)
Basic earnings (losses) per share	~~W~~	(6,185)	68,360

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	2022	2021
Total number of common shares issued	84,571,230	87,186,835
Weighted-average number of treasury shares	(8,756,360)	(11,490,685)

Weighted-average number of common shares outstanding	75,814,870	75,696,150

(b)	Diluted earnings per share for the years ended December 31, 2022 and 2021 were as follows:

(in Won, except share information)	2022		2021
Profit for the period	~~W~~	(467,852,286,299)	5,181,227,349,434
Interests of hybrid bonds, net of tax		(1,078,164,383)	(6,669,999,999)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		(55,751,463,819)	(63,166,690,813)
Adjusted weighted-average number of common shares(*1)		78,906,375	76,688,340
Diluted earnings(losses) per share	~~W~~	(6,649)	66,651

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	2022	2021
Weighted-average number of common shares outstanding	75,814,870	75,696,150
Weighted-average number of potential common share	3,091,505	992,190

Adjusted weighted-average number of common shares	78,906,375	76,688,340

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

The Company has potentially issuable common shares due to its exchangeable bonds and Stock Grant program as of December 31, 2022 and 2021. When considering the Stock Grant program, the issuable shares have an anti-dilution effect, the effect from the Stock Grant program was excluded from the calculation of diluted earnings per share.

37. Related Party Transactions

(a)	Significant transactions with related companies for the years ended December 31, 2022 and 2021 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO	~~W~~	87,165	—	2	—	—	—	10,446
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		7,502	16,555	7	—	80,306	—	13,086
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		133,743	—	215	—	—	7,656	18
POSCO ICT(*4)		1,760	4,970	18	—	39,932	10,190	34,724
eNtoB Corporation		3	24	—	60,649	9,706	32	3,453
POSCO CHEMICAL CO., LTD		89,535	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		4,331	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		176,534	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,102,356	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,359	22,867	—	—	—	—	1
POSCO Canada Ltd.		—	—	—	77,225	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,584	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,840	—	513	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,776	—	562	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,806	—	1,130	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,475	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	179	379,823	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,335	—	537	—	—	—	8
Others		203,869	2,452	6,574	61,457	18,844	53,139	223,222

		3,355,083	122,839	9,781	915,202	153,545	136,912	291,019

Associates and joint ventures(*3)
SNNC		3,242	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	186,813	—	210,455	—	—	—
Others		78,048	209,457	14,704	14,015	—	—	197

		106,904	401,618	14,712	372,709	—	—	197

	~~W~~	3,461,987	524,457	24,493	1,287,911	153,545	136,912	291,216

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2022, the Company provided guarantees to related parties (Note 22).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

2)	For the year ended December 31, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	5,859	11,037	76	—	491,624	158	32,328
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		695,451	1,706	896	—	—	39,014	627
POSCO ICT		1,605	4,970	26	—	324,275	46,037	181,221
eNtoB Corporation		14	—	—	381,633	65,254	115	25,242
POSCO CHEMICAL CO., LTD		318,808	11,208	20,709	462,013	14,358	298,431	3,724
POSCO ENERGY CO., LTD.		5,207	—	1,450	11,271	—	—	26,137
POSCO MOBILITY SOLUTION		807,925	—	—	—	—	45,758	914
POSCO INTERNATIONAL Corporation		9,750,636	54,331	—	1,299,561	—	988	8,968
POSCO Thainox Public Company Limited		309,295	—	—	—	—	—	69
POSCO Canada Ltd.		—	—	1,372	202,523	—	—	—
POSCO Asia Co., Ltd.		19,142	—	426	417	—	—	1,648
Qingdao Pohang Stainless Steel Co., Ltd.		188,470	—	8	—	—	—	83
POSCO JAPAN Co., Ltd.		1,613,634	—	1	27,937	1,726	—	4,894
POSCO-VIETNAM Co., Ltd.		441,758	—	975	—	—	—	46
POSCO MEXICO S.A. DE C.V.		460,773	—	548	—	—	—	1,494
POSCO Maharashtra Steel Private Limited		899,675	—	903	—	—	—	229
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		161,808	—	—	—	—	—	2
POSCO VST CO., LTD.		201,517	—	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	1,453	1,704,193	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		278,749	—	734	8	—	—	24
Others		1,337,458	49,872	6,289	220,000	63,116	276,202	153,677

		17,497,784	133,124	35,866	4,309,556	960,353	706,703	441,347

Associates and joint ventures
SNNC		72,797	2,514	—	736,441	—	—	107
POSCO-SAMSUNG-Slovakia Processing Center		72,342	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	418,044	—	2,338,625	—	—	—
Others		37,410	63,298	—	107,637	—	—	49,741

		182,549	483,856	—	3,182,703	—	—	49,848

	~~W~~	17,680,333	616,980	35,866	7,492,259	960,353	706,703	491,195

(b)	The related account balances of significant transactions with related companies as of December 31, 2022 and 2021 are as follows:

1)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	75,343	6,600	81,943	5,678	14,663	20,341
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		3,808	660	4,468	—	—	—
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		818	—	818	—	—	—
POSCO ICT		687	—	687	859	705	1,564
eNtoB Corporation		—	—	—	—	—	—
POSCO CHEMICAL CO., LTD		8,550	—	8,550	—	5,086	5,086
POSCO ENERGY CO., LTD.		3,400	462	3,862	—	1,593	1,593
POSCO MOBILITY SOLUTION		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY		—	513	513	104	—	104
PT. KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		1,918	5,618	7,536	11,874	3,335	15,209

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and joint ventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74

		23,684	203,323	227,007	74	—	74

	~~W~~	120,699	226,609	347,308	19,588	25,884	45,472

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the Company provided additional loan to its associates by ~~W~~12,116 million.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

2)	December 31, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,692	10	5,702	—	97,007	507	97,514
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		95,001	—	95,001	—	154	5,082	5,236
POSCO ICT		221	3	224	3,736	155,064	27,562	186,362
eNtoB Corporation		—	—	—	1,683	23,851	—	25,534
POSCO CHEMICAL CO., LTD		35,895	3,664	39,559	12,969	57,498	17,990	88,457
POSCO ENERGY CO., LTD.		1,485	292	1,777	—	6,169	10,066	16,235
POSCO MOBILITY SOLUTION		133,608	—	133,608	71	2,232	5,104	7,407
POSCO INTERNATIONAL Corporation		1,279,463	4	1,279,467	4,831	483	502	5,816
POSCO Thainox Public Company Limited		54,804	—	54,804	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		35,423	—	35,423	—	83	—	83
POSCO MEXICO S.A. DE C.V.		179,428	251	179,679	—	—	—	—
POSCO Maharashtra Steel Private Limited		530,693	1,048	531,741	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	14	14	169,565	90	—	169,655
POSCO ASSAN TST STEEL INDUSTRY		220,481	951	221,432	—	—	—	—
PT. KRAKATAU POSCO		1,395	14,750	16,145	—	—	—	—
Others		366,857	7,011	373,868	22,583	48,274	84,778	155,635

		2,940,446	27,998	2,968,444	215,438	390,905	151,591	757,934

Associates and joint ventures
SNNC		420	65	485	52,396	—	—	52,396
Roy Hill Holdings Pty Ltd		—	34,356	34,356	436,774	—	—	436,774
FQM Australia Holdings Pty Ltd		—	181,122	181,122	—	—	—	—
Others		168,167	15,895	184,062	5,549	187	—	5,736

		168,587	231,438	400,025	494,719	187	—	494,906

	~~W~~	3,109,033	259,436	3,368,469	710,157	391,092	151,591	1,252,840

(*1)	During the year ended December 31, 2021, the Company made a new loan of ~~W~~181,122 million to FQM Australia Holdings Pty Ltd, an associate, and recognized it as a long-term loan.

(c) For the years ended December 31, 2022 and 2021, details of compensation to key management officers were as follows:

(in millions of Won)	2022		2021
Short-term benefits	~~W~~	46,101	44,317
Long-term benefits		525	6,104
Retirement benefits		6,508	14,626

	~~W~~	53,134	65,047

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

38. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

The management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

The management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of obligation.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(b)	Commitments

1)

As of December 31, 2022, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2022, the ending balance of the borrowing amounts to USD 1.02 million.

2)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

3)	The Company has deposited 3,128,714 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2022.

(c)	As of December 31, 2022, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(d)	Litigation in progress

The Company is involved in 2 lawsuits for compensatory damage amounted to ~~W~~9.4 billion as defendant as of December 31, 2022. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of December 31, 2022.

(e)	The Company is jointly liable for guarantees of indebtedness (including financial guarantee contracts) before the spin-off date of POSCO.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

39.	Statements of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2022 and 2021 were as follows:

(in millions of Won)	2022		2021
Trade accounts and notes receivable, net	~~W~~	(504,860)	(2,317,361)
Other accounts receivable		5,745	(289,356)
Accrued revenues		(14,265)	17,294
Inventories		354,262	(3,522,757)
Prepaid expenses		(40,853)	367
Other current assets		(12,493)	(13,142)
Long-term guarantee deposits		22	(182)
Derivative assets		5,781	632
Other non-current assets		129	(27,403)
Trade accounts and notes payable		(417,714)	1,192,693
Other accounts payable		(87,252)	55,248
Accrued expenses		(63,648)	70,061
Advances received		(3,226)	4,678
Withholdings		(5,754)	36,282
Unearned revenue		(945)	44,490
Other current liabilities		(13,798)	(37,648)
Derivative liabliities		—	17,136
Payments of severance benefits		(59,329)	(144,929)
Plan assets		50,346	(67,250)
Other non-current liabilities		(290)	783

	~~W~~	(808,142)	(4,980,364)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(b)	Changes in liabilities arising from financial activities for the years ended December 31, 2022 and 2021 were as follows:

1)	December 31, 2022

(in millions of Won)	Liabilities
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities	Long-term financial liabilities	Derivatives that hedge long-term borrowings
Beginning	~~W~~	672,303	7,529,829	3,237	446,575	12,327	(120,056)
Changes from financing cash flows		304,188	—	(1,136,299)	(7,493)	15,236	—
The effect of changes in foreign exchange rates		8,972	50,633	—	2,980	—	—
Changes in fair values		—	(85,790)	—	—	—	(268)
Other changes:
Decrease in retained earnings		—	—	1,138,107	—	—	—
Interest expense		—	1,781	—	4	—	—
Increase in lease assets		—	—	—	217	—	—
Spin-off		(985,463)	(6,136,866)	(1,966)	(442,283)	(1,382)	120,324

Ending	~~W~~	—	1,359,587	3,079	—	26,181	—

2) December 31, 2021

(in millions of Won)	Liabilities
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities	Long-term financial liabilities	Derivatives that hedge long-term borrowings
Beginning	~~W~~	1,029,363	6,725,973	1,854	312,362	12,249	127,017
Changes from financing cash flows		(360,489)	641,203	(1,257,889)	(46,756)	78	(9,103)
The effect of changes in foreign exchange rates		3,429	205,810	—	17,553	—	—
Changes in fair values		—	(54,057)	—	—	—	(237,970)
Other changes:
Decrease in retained earnings		—	—	1,259,272	—	—	—
Interest expense		—	10,900	—	22	—	—
Increase in lease assets		—	—	—	163,394	—	—

Ending	~~W~~	672,303	7,529,829	3,237	446,575	12,327	(120,056)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

40. Spin-off

(a)	On March 1, 2022, the Company executed the spin-off for the purpose of production and sales of steel rolled products and plates, and established a new wholly owned subsidiary with the name of POSCO.

Details
Method	Vertical Spin-off
Related Entities	POSCO HOLDINGS INC. (surviving company after the spin-off)
POSCO (newly established entity for the spin-off)
Board of Directors date	December 10, 2021
Approval of shareholders’ meeting	January 28, 2022
Effective spin-off date	March 1, 2022

(b)	Assets and liabilities transferred to the newly established company through spin-off and its value

Assets and liabilities were carried over to the newly established company as specified in the spin-off plan approved by the shareholders on January 28, 2022. Changes in assets and liabilities related to the division, which occur as a result of operations until the spin-off date, were adjusted.

(c)	Accounting of spin-off

①	Assets and liabilities transferred to the newly established company were measured at their carrying amount prior to the spin-off.

②

Among the deferred tax assets (liabilities) related to the transferred assets and liabilities, only those items that can be transferred under the Corporate Tax Act were transferred to the newly established company.

(d)	Rights and obligations transferred to the newly established company

Active and passive assets, other rights and obligations including rights and obligations under public law, and factual relations with monetary value (including licensing, labor relations, contract relations, litigation and others), which are related to the business subject to divide, are carried over to the newly established company. Otherwise, it is carried over to the surviving company.

(e)	Obligations of the Company as a result of the spin-off

Pursuant to Article 530-3(1) of the Commercial Code of the Republic of Korea, the spin-off shall be approved by the special resolution at the shareholders’ meeting. The surviving company and the newly established company are jointly liable for the liabilities of the Company before the spin-off date under Article 530(9)(1) of the Commercial Code of the Republic of Korea.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2022 and 2021

(f)	Details of assets and liabilities transferred to the newly established company as of the spin-off date are as follows:

(in millions of Won)	March 1, 2022
Assets
Cash and cash equivalents	~~W~~	1,910,211
Trade accounts and notes receivable, net		6,469,413
Other receivables, net		477,252
Other short-term financial assets		3,589,789
Inventories		7,268,929
Assets held for sale		24,250
Other current assets		96,266

Total current assets		19,836,110

Long-term trade accounts and notes receivable, net		5,374
Other receivables, net		81,731
Other long-term financial assets		184,487
Investments in subsidiaries, associates and joint ventures		236,174
Investment property, net		12,933
Property, plant and equipment, net		19,409,737
Intangible assets, net		527,400
Defined benefit assets, net		98,320
Other non-current assets		34,232

Total non-current assets		20,590,388

Total assets	~~W~~	40,426,498

Liabilities
Trade accounts and notes payable	~~W~~	2,042,473
Short-term borrowings and current installments of long-term borrowings		2,994,566
Other payables		956,789
Other short-term financial liabilities		3,534
Provisions		70,000
Other current liabilities		126,904

Total current liabilities		6,194,266

Long-term borrowings, excluding current installments		4,127,763
Other payables		395,278
Long-term provisions		37,505
Deferred tax liabilities		26,926
Other non-current liabilities		3,698

Total non-current liabilities		4,591,170

Total liabilities		10,785,436

Equity
Hybrid bonds		199,384

Total equity		199,384

Total liabilities and equity	~~W~~	10,984,820

Net assets transferred
(Investment in subsidiary)	~~W~~	29,441,678

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2022 and the audit of internal accounting control system pursuant to Article 8-7 of the Act on External Audit for Joint-stock Companies of the Republic of Korea.

Independent Auditors’ Report on Internal Control over Financial Reporting

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

POSCO HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting

We have audited POSCO HOLDINGS INC.’s (the “Company”) internal control over financial reporting (“ICFR”) as of December 31, 2022 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statements of financial position as of December 31, 2022 and 2021, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information, and our report dated March 9, 2023 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Operating Status of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Yang Ki Jung.

Seoul, Korea

March 9, 2023

This report is effective as of March 9, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on Operating Status of Internal Control over Financial Reporting

English Translation of a Report Originally Issued in Korean

To the Shareholders. Board of Directors and Audit Committee of POSCO HOLDINGS

We, as the Chief Executive Officer and the Internal Control Officer of the Company, assessed operating status of the Company’s Internal Control over Financial Reporting(“ lCFR” ) for the year ending December 31, 2022.

Design and operation of lCFR is the responsibility of the Company’s management. including the Chief Executive Officer and the Internal Control Officer (collectively, “We”).

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the’ Guidelines for Internal Control over Financial Reporting’for evaluating design and operation of the Company’s lCFR, established by the Operating Committee of Internal Control over Financial Reporting in Korea (the“ICFR Committee”).

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2022. in all material respects, in accordance with the’Guidelines for Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

January 27,2023

Chon. Jung-Son, Chief Executive Officer

Kim, Seung-Jun, Internal Control Officer